SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(D) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

DUPONT POWDER COATINGS USA, INC. PROFIT SHARING PLAN

(FULL TITLE OF THE PLAN)

E. I. DU PONT DE NEMOURS AND COMPANY

1007 MARKET STREET WILMINGTON,

DELAWARE 19898

(NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrative Committee formed under the DuPont Powder Coatings USA, Inc. Profit Sharing Plan has duly caused the Annual Report to be signed by the undersigned hereunto duly authorized.

DuPont Powder Coatings USA, Inc.
Profit Sharing Plan

Dated: June 23, 2005

By:	/s/ William Rising
William Rising
Vice President, Finance

DuPont Powder Coatings USA, Inc. Profit Sharing Plan

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

DuPont Powder Coatings USA, Inc. Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of DuPont Powder Coatings USA, Inc. Profit Sharing Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

June 23, 2005

DuPont Powder Coatings USA, Inc. Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments:
Money market	$1,913,013	$1,864,831
Company stock fund	445,913	334,810
Mutual funds	4,154,082	3,448,075
Common/collective trust funds	21,421,301	19,767,035
Participant loans	1,717,768	1,762,790

Total investments	29,652,077	27,177,541

Receivables:
Participants’ contributions	5,394	—
Employer’s contributions	795,861	845,101
Dividends and interest	2,298	2,218
Loan interest	1,152	—

Total receivables	804,705	847,319

Cash	1,309	1,823

Net assets available for benefits	$30,458,091	$28,026,683

The accompanying notes are an integral part of these financial statements.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2004 and 2003

	2004	2003
Additions:
Investment income:
Net appreciation in fair value of investments	$2,347,085	$4,623,650
Interest and dividend income	234,810	241,393

	2,581,895	4,865,043

Contributions:
Participant	1,097,654	1,043,516
Employer	1,335,609	1,343,979

	2,433,263	2,387,495

Total additions	5,015,158	7,252,538

Deductions:
Benefits paid to participants	2,520,765	2,089,577
Administrative expenses	62,985	39,591

Total deductions	2,583,750	2,129,168

Net increase	2,431,408	5,123,370

Net assets available for benefits:
Beginning of year	28,026,683	22,903,313

End of year	$30,458,091	$28,026,683

The accompanying notes are an integral part of these financial statements.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan

Notes to Financial Statements

1.	Description of the Plan

The following description of the DuPont Powder Coatings USA, Inc. Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees, as defined in the Plan, of DuPont Powder Coatings USA, Inc. (the “Employer” or the “Company”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The designated trustee of the Plan is Merrill Lynch Trust, FSB (“Merrill Lynch”).

Eligibility

All employees of the Employer are eligible to participate except any employee whose compensation and conditions of employment are covered by a collective bargaining agreement to which the Company is a party unless the agreement calls for the employee’s participation in the Plan or an employee whose services are leased from another company.

For purposes of 401(k) deferral and compliance contributions, participation begins the first day of the next payroll period after the date an employee completes one hour of service. For purposes of Company match and Company profit sharing contributions, participation begins on the first day of the next payroll period after the date an employee completes a 12 month eligibility period in which the employee is credited with at least 1,000 hours of service during that period. Each participant who was an eligible employee at any time during the period, even if such employee did not work 1,000 hours will receive the compliance contribution.

Contributions

Contributions may consist of employee and employer contributions. The Plan may establish and change from time to time, in writing, without the necessity of amending the Plan, the minimum, if applicable, and maximum 401(k) deferral contribution percentages, prospectively or retrospectively (for the current Plan year), for all participants. Employees electing to participate in the Plan may contribute up to 15 percent of their qualifying annual compensation.

Effective January 1, 2002, employer contributions consist of Company matching contributions, compliance contributions and profit sharing contributions, subject to limitations as defined in the Plan. The Company contributes the greater of the following: (a) 10 percent of the Company’s net profit for the Plan year, or (b) a compliance contribution amount equal to 3 percent of total participants’ eligible compensation for all active employees who are participating in the Plan plus the employer matching contributions equal to 100 percent of each participant’s effective contributions subject to a maximum of 3 percent of each participant’s eligible compensation.

Upon enrollment in the Plan, a participant may direct employee contributions to certain investment options available. Participants may allocate employee contributions among options in multiples of 1 percent. Amounts earned for a participant’s account are credited to such participant’s current investment option. A participant may change his or her deferral contribution election four times a year.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan

Notes to Financial Statements

Prior to June 1, 2004, all employer contributions were invested in the Barclay’s Global Investors S&P 500 Stock Fund (“S&P 500 Stock Fund”). On June 1, 2004, the S&P 500 Stock Fund assets were liquidated, and all assets were transferred to the Merrill Lynch Equity Index Trust. All subsequent employer contributions are invested in the Merrill Lynch Equity Index Trust. Effective January 1, 2005, employer contributions are no longer required to be invested in this fund and participants are allowed to transfer these assets out of the Merrill Lynch Equity Index Trust and into any other plan investment option.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on the ratio of the balance of that participant’s investment option account to the sum of the balances of all participants’ investment option accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants have a fully and immediately vested interest in the portion of their accounts contributed by them, the Company’s Compliance Contribution and in the earnings on such contributions. A participant’s vested interest in the Company’s Matching and Profit Sharing contributions and the related earnings are determined using the following table:

Years of Service	Vested Percent
1 - 2	20%
2 - 3	40%
3 - 4	60%
4 - 5	80%
5 or more	100%

One full year of service is defined as a twelve-month period of employment. A participant also becomes 100 percent vested upon normal retirement, death and termination of employment due to disability.

Forfeited Accounts

Forfeitures of the Employer’s Matching and Profit Sharing contributions may occur if a participant terminates or withdraws his or her contributions prior to the full vesting period. These forfeitures may be used to restore accounts, as defined in the Plan, to pay administrative expenses or may decrease the amount of Employer profit sharing contributions. At December 31, 2004 and 2003, forfeited nonvested accounts totaled $439,153 and $418,248, respectively. Forfeitures were not used during 2004 or 2003 to restore accounts, pay administrative expenses or decrease Employer profit sharing contributions.

Participant Loans

Participants may borrow from their vested fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates, commensurate with local prevailing rates as determined by the Plan administrator. At December 31, 2004, the rates range from 5 percent to 11 percent. Principal and interest is paid ratably through payroll deductions.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan

Notes to Financial Statements

Payment of Benefits

In the case of normal retirement, retirement due to permanent disability or termination of employment, participants may elect to receive the value of their vested balances, in accordance with the provisions of the Plan, in a lump-sum distribution or in an alternative manner mutually agreed upon by the participant and the Plan administrator. In the event that a participant dies before retirement, the beneficiary will receive the value of the participant’s vested account balance in a lump-sum distribution or in an alternative manner mutually agreed upon by the beneficiary and the plan administrator.

Withdrawals

A withdrawal of all or a portion of a participant’s account may be made under certain conditions including election by the participant after attaining age 59 1/2, separation from service, death or disability, or plan termination. Withdrawals of employee contributions for undue financial hardship are also permitted. Withdrawals are subject to federal income taxes.

Administrative Expenses

Reasonable expenses of administering the Plan, at the election of the Company, may be paid by the Plan. For the years ended December 31, 2004 and 2003, the Plan paid $62,985 and $39,591, respectively, in administrative expenses of the Plan, including audit and other recordkeeping fees. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual method of accounting.

Investment Valuation and Income Recognition

The investments of the Plan are carried at fair value. Shares of registered investment companies (mutual funds) are valued at the net asset value of shares held by the Plan at year-end. Shares of common and collective trust funds are valued at net unit value as determined by the trustee at year-end. The Company stock fund is valued at its year-end unit closing price (defined as the year-end market price of common stock plus the uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Realized gains and losses on the sale of the DuPont Company Stock Fund securities are based on average cost on the securities sold. Purchases and sales of investments are recorded on a trade-date basis. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan

Notes to Financial Statements

3.	Investments

Investments that represent more than 5% of the net assets available for benefits as of December 31, 2004 and 2003 were as follows:

	2004	2003
Merrill Lynch Retirement Preservation Trust	$1,558,286	$1,284,861
Merrill Lynch Retirement Reserves Fund	1,913,013	1,864,831
MFS Capital Opportunities Fund Class A	1,555,094	1,414,092
Merrill Lynch Equity Index Trust	19,439,341	—
Barclay’s Global Investors S&P 500 Stock Fund	—	18,171,861

During the years ended December 31, 2004 and 2003, the Plan’s investments, including realized and unrealized gains and losses, appreciated in value as follows:

	2004	2003
Company stock fund	$32,456	$50,376
Mutual funds	348,345	465,206
Common/collective trust funds	1,966,284	4,108,068

Net appreciation	$2,347,085	$4,623,650

4.	Non-Participant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the Barclay’s Global Investors S&P 500 Stock Fund and Merrill Lynch Equity Index Trust (both participant directed and non-participant directed investments) is as follows:

	December 31,
	2004	2003
Net assets:
S&P 500 Stock Fund/ML EQ Index Trust	$19,439,341	$18,171,861
Contribution receivable		845,101

	$19,439,341	$19,016,962

	For Plan Year Ended December 31,
	2004	2003
Contributions	$1,030,994	$1,766,752
Dividends and interest	59,821	62,547
Net appreciation (depreciation)	1,898,424	4,026,095
Benefits payments	(1,477,385)	(582,165)
Net loan activity	(187,286)	(135,222)
Administrative expenses	(13,140)	(14,160)
Transfer to participant-directed investments	(899,975)	70,206
Other	10,926	13,928

Changes in net assets	$422,379	$5,207,981

DuPont Powder Coatings USA, Inc. Profit Sharing Plan

Notes to Financial Statements

5.	Tax Status

The Plan is a qualified plan pursuant to Section 401(a) of the Internal Revenue Code (the “Code”) and the related trust is exempt from federal taxation under Section 501(a) of the Code. A favorable tax determination letter from the Internal Revenue Service dated July 16, 2003 covering the plan and amendments through February 25, 2002 has been received by the Plan. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s ERISA counsel believe that the Plan is currently designed and operated in accordance with the applicable sections of the Code. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

6.	Related Party Transactions

Certain Plan investments are shares of mutual funds and units of common/collective trust funds managed by Merrill Lynch, the Trustee. In addition, the Plan offers the DuPont Company Stock Fund investment option. The plan held 9,090.9946 and 7,295.9285 shares of E. I. du Pont de Nemours common stock as of December 31, 2004 and December 31, 2003, respectively. Transactions in these investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the employer contributions.

8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

9.	Subsequent Events

Effective January 1, 2005, the plan was amended to permit participants to fully direct the investment of all assets in their account. As a result, the employer contribution, and earnings thereon, are no longer non-participant directed.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b)	(c)	(d)
	Identity of Issue	Description of Investment	Current Value
*	Merrill Lynch Equity Index Trust	Common/Collective Trusts	$19,439,341
*	Merrill Lynch International Index Trust	Common/Collective Trusts	$423,674
*	Merrill Lynch Retirement Preservation Trust	Common/Collective Trusts	$1,558,286

	Total common/collective trusts		$21,421,301

*	Merrill Lynch Retirement Reserves Fund	Money Market Fund	$1,913,013

	Total money market fund		$1,913,013

*	Merrill Lynch US Government Mortgage Fund Class A	Registered Investment Company	$1,182,820
	MFS Capital Opportunities Fund Class A	Registered Investment Company	$1,555,094
	Van Kampen Comstock Fund Class A	Registered Investment Company	$631,058
	Van Kampen American Value Fund Class A	Registered Investment Company	$579,676
	Evergreen International Equity Fund Class A	Registered Investment Company	$205,434

	Total mutual funds		$4,154,082

*	DuPont Company Stock Fund	Company Stock	$445,913

	Participant loans	5% to 11%	$1,717,768

	TOTAL INVESTMENTS		$29,652,077

*	Party-in-interest

DuPont Powder Coatings USA, Inc. Profit Sharing Plan

Schedule H, Line 4j – Schedule of Reportable Transactions

December 31, 2004

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of party involved	Description of asset	Purchase price	Selling Price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain or loss
The Plan	Barclay’s Global Investors S&P 500 Fund	$1,530,965				$1,530,965
The Plan	Barclay’s Global Investors S&P 500 Fund		$19,967,572			$16,413,300		$3,554,272
The Plan	Merrill Lynch Equity Index Trust	$19,884,888				$19,884,888
The Plan	Merrill Lynch Equity Index Trust		$2,079,225			$2,074,360		$4,865